March 12, 2007

Mail Room 4561
Via fax – (650) 614-8301

Michael S. Fields
Chief Executive Officer
Kana Software, Inc.
181 Constitution Drive
Menlo Park, CA 94025

       Re: Item 4.02 Form 8-K
               Filed on March 7, 2007
               File No. 0-27163

Dear Mr. Fields,

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 12, 2007

1.   We note the Company anticipates that the restated financial information will be set forth in its Annual Report on Form 10-K for the year ended December 31, 2006. The Staff understands that errors related to the issues addressed in your March 7, 2007 Form 8-K effect several quarterly filings. Tell us how the Company determined that amending all of the affected filings is unnecessary. Please note that companies that propose to correct material errors without amending all previously filed reports should first contact the staff of the Division of Corporation Finance.

2.   We note that the Company will be restating historical financial statements for the first three quarters of 2006 to correct for "certain expense items" that were "recorded in the improper quarter." Please amend your Form 8-K to clarify the nature of these errors and disclose and quantify the expected impact on your quarterly reports in accordance with Item 4:02 (a)(2) of Form 8-K.

3.   Clarify for us, how the Company determined that non-cash compensation expense was incorrectly recorded only for certain options granted in 1999 and why this did not affect other option grants. We may have further comment.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kari Jin, Staff Accountant at (202) 551-3481.

Sincerely,

Kari Jin
Staff Accountant